SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/06/13


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC, Phillip Goldstein,
Andrew Dakos, Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [X]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
351,504

8. SHARED VOTING POWER
388,842

9. SOLE DISPOSITIVE POWER
351,504
_______________________________________________________

10. SHARED DISPOSITIVE POWER

388,842

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
740,346  (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.48%

14. TYPE OF REPORTING PERSON

IA, IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of JAVELIN MORTGAGE INVESTMENT CORP. ("JMI" or the "Issuer").

The principal executive offices of JMI are located at

3001 OCEAN DRIVE
SUITE 201
VERO BEACH FL 32963


Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) On October 17, 2007, the Massachusetts Secretary of State issued a permanent "obey the law" injunction and fined Messrs. Goldstein, Dakos and Samuels and certain related parties (collectively, the "Respondents") $25,000 for operating a non-password protected website containing information about certain unregistered investments and sending an e-mail about such investments to a Massachusetts resident who requested information.On April 5, 2012, the President signed the JOBS Act which expressly permits such acts. Consequently, on June 29, 2012, the Respondents submitted a motion to the Secretary to vacate his order.

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
On October 3, 2012, the Company announced an IPO in which 7.5 million shares would be issued at its book value of $20 per share . On May 13, 2013, the Company completed a secondary offering of 6 million shares of common stock at $18.93, which was above book value at the time. As of August 15, 2013, Javelin's stock price had declined to $12.38, 18% below its June 30, 2013 book value of $15.12. The filing persons intend to urge management and the board to consider measures to enhance shareholder value including implementing a share repurchase program.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on August 5, 2013, there were 13,500,050 shares outstanding as of August 2, 2013. The percentage set forth herein was derived using such number. Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos and Steven Samuels are deemed to be the beneficial owner of 740,346 shares of JMI (or 5.48% of the outstanding shares) solely by virtue of Bulldog Investors,LLC's power to direct the vote of, and dispose of, these shares.Those 740,346 shares of JMI are also beneficially owned by clients of Bulldog Investors, LLC. The Reporting Persons disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

(b) Bulldog Investors, LLC has sole power to dispose of and vote 351,504 shares. Bulldog Investors, LLC has shared power to dispose of and vote 388,842 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of JMI's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors, LLC.


c) During the past 60 days the following shares of JMI were purchased:

Date:		        Shares:		Price:
06/18/13		50,000		14.7867
06/19/13		75,000		14.4878
06/20/13		50,000		13.6476
06/21/13		35,943		13.3520
06/24/13		73,111		12.9797
06/25/13		21,500		13.2274
06/26/13		6,200		13.4374
06/27/13		4,266		13.7985
07/05/13		35,309		12.8542
07/08/13		10,268		12.9500
07/09/13		700		13.0000
07/10/13		16,426		12.9542
08/06/13		44,057		13.0924
08/07/13		14,800		12.9980
08/15/13		22,600		12.3420




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/16/2013

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 16TH day of August, 2013, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Javelin Mortgage Investment Corp. (JMI), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of JMI;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member